UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

APPLE HOSPITALITY REIT, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares, no par value
(Title of Class of Securities)
03784Y 200
(CUSIP Number of Class of Securities)

Justin G. Knight
President and Chief Executive Officer
Apple Hospitality REIT, Inc.
814 East Main Street
Richmond, Virginia 23219
(804) 344-8121
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
Paul D. Manca, Esq.
Joseph G. Connolly, Jr., Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-5600

CALCULATION OF FILING FEE
Transaction Valuation (1)	Amount of Filing Fee (2)
$200,000,000	$23,240

(1)
Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $200,000,000 of Apple Hospitality REIT, Inc. common shares, no par value.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, equals $116.20 per million dollars of the aggregate value of the transaction.

■
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$23,240	Filing Party:	Apple Hospitality REIT, Inc.

Form or Registration No:	005-86821	Date Filed:	May 18, 2015

□	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

□	third-party tender offer subject to Rule 14d-1.

■	issuer tender offer subject to Rule 13e-4.

□	going-private transaction subject to Rule 13e-3.

□	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  □

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

□        Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
□        Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Apple Hospitality REIT, Inc., a Virginia corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 18, 2015 (together with any amendments or supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to $200,000,000 of the Company’s common shares, no par value (the “Shares”) at a price specified by the tendering shareholders of not greater than $21.00 nor less than $19.00 per Share, net to the seller in cash, less the withholding of any applicable taxes and without interest.

The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 18, 2015 (the “Offer to Purchase”) and in the related materials, copies of which were previously filed with the Schedule TO as Exhibits (a)(1) thereto (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 11.  Additional Information.

Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), and Items 1 through 10 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in the Offer to Purchase under the caption “Section 15. Available Information” is hereby amended by adding the following to the bullet-point list under the subheading entitled “Incorporation by Reference”:

•	Our Current Report on Form 8-K, as filed on June 12, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2015

APPLE HOSPITALITY REIT, INC.

By:	/s/ David P. Buckley
Name:	David P. Buckley
Title:	Executive Vice President, Chief Legal Counsel and Secretary